FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

English summary of Registrant’s Immediate Release issued to the Tel Aviv Stock Exchange, Israel, on January 7, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: January 7, 2010

-FOR IMMEDIATE RELEASE-

Tel Aviv, Israel – January 7, 2010 - Elron Electronic Industries Ltd. ("Elron" or "the Company") (TASE & PINK SHEETS: ELRN) today announced that, further to the delisting of its shares from the NASDAQ Global Select Market effective at the close of trading on January 6, 2010 (as announced by the Company on November 12, 2009), as of today, the Company has commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) ("the Israeli Securities Law") applicable to reporting companies in Israel which are not dual-listed.

It should be noted that Elron's shares continue to be registered in the United States in accordance with U.S. securities laws, and therefore Elron will continue to be subject to the reporting obligations required under the U.S. Securities Exchange Act of 1934, in addition to the aforementioned reporting obligations under the Israeli Securities Law, for as long as Elron's shares remain so registered.

About Elron Electronic Industries:

Elron Electronic Industries Ltd. (TASE & PINK SHEETS: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, Medingo, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision and Partner Communications. For further information, please visit www.elron.com.

Company Contact:
Lauren Duke, Assistant to CFO
Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.com